Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter ended June 30, 2017 under IFRS

IT Services Segment Dollar Revenue was above the upper end of the guidance range

Board of Directors approved a buyback proposal of ₹110,000 million

Bangalore, India and East Brunswick, New Jersey, USA – July 20, 2017 — Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for its quarter ended June 30, 2017.

Highlights of the Results

•	Gross Revenues of Wipro Limited were ₹136.3 billion ($2.1 billion1), an increase of 0.2% YoY.

•	IT Services Segment Revenues in dollar terms were $1,971.7 million, a sequential increase of 0.9% (Non-GAAP constant currency increase of 0.3% sequentially) and 2.1% YoY (Non-GAAP constant currency increase of 3.4% YoY).

•	IT Services Segment Profits[2] were ₹21.9 billion ($339 million1), a decrease of 5.8% YoY.

•	IT Services Margins for the quarter was 16.8%.

•	Net Income[3] for the quarter was ₹20.8 billion ($321 million1), an increase of 1.2% YoY.

•	Board approves Buyback proposal of ₹110,000 million ($1.7 billion1) at a buyback price of ₹320 ($4.951).

Performance for the quarter ended June 30, 2017

“We delivered revenues above the upper end of the guidance range. Our focus on Digital combined with our investments in client mining have resulted in strong growth in Top accounts.” said Abidali Z. Neemuchwala, Chief Executive Officer and Member of the Board. “The brand refresh is reflective of the transformation we are driving at Wipro and how we are helping our customers in their digital journeys.”

“The impact on operating margins by rupee appreciation and salary increases was partially offset by strong business efficiencies. We continue to sustain robust cash generation.” said Jatin Dalal, Chief Financial Officer. “The announcement to buyback equity shares is part of our philosophy to deliver efficient returns to shareholders.”

Outlook for the Quarter ending September 30, 2017

We expect Revenues from our IT Services business to be in the range of $1,962 million to $2,001 million*.

*	Guidance is based on the following exchange rates: GBP/USD at 1.29, Euro/USD at 1.11, AUD/USD at 0.75, USD/INR at 64.46 and USD/CAD at 1.33.

1.	For the convenience of the reader, the amounts in Indian Rupees in this release have been translated into United States Dollars at the noon buying rate in New York City on June 30, 2017, for cable transfers in Indian Rupees, as certified by the Federal Reserve Board of New York, which was US $1=₹64.62. However, the realized exchange rate in our IT Services business segment for the quarter ended June 30, 2017 was US$1= ₹66.06
2.	Segment Profit refers to Segment Results Total.
3.	Net Income refers to ‘Profit for the period attributable to equity holders of the Company’

Capital Allocation

•	The Board of Directors approved a buyback proposal, subject to the approval of shareholders through postal ballot, for purchase by the company of up to 343.75 million equity shares of ₹2 each (representing 7.06% of total equity capital) from the shareholders of the company on a proportionate basis by way of a tender offer. The buyback price will be ₹320 ($4.95)[1] per equity share payable in cash for an aggregate amount not exceeding ₹110,000 million ($1.7 billion)[1] in accordance with the provisions of Companies Act, 2013 and the SEBI (Buy Back of Securities) Regulations, 1998 (Buyback Regulations). Additional information regarding the terms and conditions of the buyback will be disclosed in due course in accordance with Buyback Regulations.

•	Further to the announcement on April 25, 2017, the Company, during the quarter ended June 30, 2017, allotted Bonus equity shares of ₹2/- each in the ratio of 1:1 (one bonus share for every one share held) to the shareholders of the Company who were on the Register of Members of the Company as on June 14, 2017, which was the Record Date fixed by the Board of the Directors of the Company for this purpose.

IT Services

Wipro continues its momentum in winning large deals globally as described below:

Wipro has won a multi-year engagement with a large utility company in the United States to deliver data center, disaster recovery, service desk and end user services. This program will drive greater automation and improve services to end customers through the use of analytics and the Wipro HOLMES Artificial Intelligence PlatformTM.

Wipro has won a multi-year contract from a Europe-headquartered oil and gas major to transform their IT infrastructure and security platform. Wipro will support the client in the design and development of a business-aligned IT backbone that will form the foundation of their digitization strategy.

Wipro has won a multi-year digital transformation deal to automate and digitize the ‘Order to Entitlement’ operations for a global technology company, headquartered in North America. Leveraging proprietary technology such as the Wipro HOLMES Artificial Intelligence PlatformTM, Data Discovery Platform for analytics and Wipro BASE)))TM, Wipro will implement process digitization, drive process efficiencies and improve customer experience for the client.

Wipro has won a five-year engagement with a global pharmaceutical major to provide service desk and end-user computing services, across locations. The project, which will leverage Wipro HOLMES Artificial Intelligence PlatformTM and includes a unique hyper-personalization initiative, will improve productivity and significantly enhance user experience at the client organization.

A large North American insurer has awarded an IT infrastructure contract to Wipro. Wipro will provide data center services and Enterprise Command Center services that will manage a wide range of IT operations for the client.

Wipro has won a multi-year managed services engagement with a key IT delivery arm of the Government of India (GoI). The program will enable GoI to effectively regulate and monitor e-governance transactions and the implementation of central government sponsored schemes at the grass-roots level.

A large state in South India has chosen Wipro to implement IT network infrastructure across 30 districts in the state, as part of the “State Wide Area Network 2.0’ project.

A leading telecom major, as part of their managed services engagement renewal, has chosen Wipro for transforming their operations, which includes process simplification and robotic process automation. The program will improve the telecom company’s agility to launch new services, and will help them provide an enhanced customer experience in addition to facilitating process and cost optimization.

Digital highlights

Wipro will help an American IT company develop enterprise-grade distributed ledger blockchain solutions. As part of this engagement, Wipro will build an Ethereum-based test bed for scalability and performance testing, and a user interface for smart contracts applications.

Wipro has been selected by a global logistics company to set up a joint innovation center that will reimagine the customer’s digital journey. We will start the innovation journey by introducing next generation mobility solutions that the client’s associates and freight drivers will use for pickups and deliveries. Over the next couple of years, we will work through and bring to fruition a number of process transformation ideas.

The Latin American entity of one of the largest U.S. Banks has chosen Wipro as their strategic partner to significantly change how it delivers new products and services and integrates with its partner eco-system at a greater speed. Wipro will set up and run an API and Microservices factory as part of their digital transformation journey. Wipro will set up multiple agile teams, bring in two-speed delivery model and complete the work in an output-based model for the bank.

Clix Capital Services Pvt. Ltd. has selected Wipro as the primary technology partner to help design, build and maintain their digital channels and digital infrastructure that will connect to underlying transaction systems and provide infrastructure on a cloud model. This engagement is for a term of 5 years.

A few of the notable wins in Cloud Applications leveraging our Appirio cloud services are as follows:

•	A diversified financial services company has chosen Wipro to implement its new cloud-based sales and service transformation program. This follows the successful completion of a comprehensive strategy assessment by Appirio.

•	A global storage firm has selected Wipro to deploy their Quote-to-Cash, Field Service and Service Management processes.

•	A global pharmaceutical organization has selected Wipro to transform their “Quote-to-Cash” processes.

•	Wipro has been chosen as a partner to digitize the go-to-market processes of a marquee sales consulting firm.

•	One of the world’s leading biotherapeutics organizations has selected Wipro to reimagine their worker experience processes.

Delivery Excellence

Backed by a proven track record in enabling banking technology in India, Wipro enabled the successful roll-out of PayTM Payment Bank’s digital banking operations in May 2017.

“Wipro was selected from a strategic partner perspective and what we saw in Wipro was the ability to grab hold of what we were trying to transform. The solution was an end-to-end integrated service across all service towers being IT, Finance and Customer Service. That was critical for us to drive the globalization and the productivity that we felt we could accomplish by bring these groups together.” said Tim Wightman, Vice President—Application & Technology Services, Levi Strauss & Co.

“Wipro is a trusted partner and a safe pair of hands who have supported Nisa’s business over a decade with its Oracle Retail Solutions” said Peter Walker, Head of Business Systems, Nisa Retail. “The Wipro relationship has allowed us to remain reactive and meet any industry challenges that have been thrown at us, the close working relationship to our business has been very beneficial to us and ensured that when new opportunities arise we can deliver solutions in a timely manner.”

Awards and accolades

Wipro has been named an IDC Health Insights HealthTech Rankings Enterprise 25 Company. The rankings categorize and evaluate global providers of information technology to healthcare payers and providers.

IDC named Wipro as a “Leader” in the IDC MarketScape: Worldwide Digital Transformation Consulting and Systems Integration Service Providers 2017 Vendor Assessment (doc #US41523517, June 2017). The report recommended end users to consider Wipro when looking for Artificial intelligence–enabled automation and human-centric design approach for digital transformation in their businesses.

Wipro was recognized as a “Leader” in the first ever Everest Group PEAK Matrix™ assessment on IT Infrastructure automation. Everest Group said that Wipro enjoys an early mover advantage in the overall services automation space with its HOLMES platform. Wipro’s strong experience in the workplace and cloud services space has helped build a credible automation suite targeting these service areas.

Wipro was named as a Leader in the IDC MarketScape: Worldwide Finance and Accounting BPO Services 2017 Vendor Assessment (doc #US41237717, June 2017). The IDC MarketScape said that Wipro is perceived as very competent in its industry, technical, and functional capabilities, with industry-specific breadth and depth of F&A business process services.

IT Products

•	Revenue for the quarter ended June 30, 2017 was ₹6.3 billion ($98 million1), an increase of 7% YoY.

Please refer the table on page 9 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 9 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended June 30, 2017, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (09:45 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- http://services.choruscall.eu/links/wipro170720.html

An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

All product names, logos, and brands are property of their respective owners.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 160,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Contact for Investor Relations		Contact for Media & Press
Pavan N Rao	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-4672 6143	Phone: +1 978 826 4700	Phone: +91-80-3991 6450
pavan.rao@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-looking statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of June 30,
	2017	2017	2017
			Convenience translation into US dollar in millions (unaudited)—Refer footnote 1 on Page 1
ASSETS
Goodwill	125,796	126,488	1,957
Intangible assets	15,922	15,518	240
Property, plant and equipment	69,794	71,023	1,099
Derivative assets	106	497	8
Investments	7,103	9,769	151
Investment in equity accounted investee		353	5
Trade receivables	3,998	3,998	62
Non-current tax assets	12,008	14,585	226
Deferred tax assets	3,098	3,930	61
Other non-current assets	16,793	19,172	297

Total non-current assets	254,618	265,333	4,106

Inventories	3,915	3,434	53
Trade receivables	94,846	97,954	1,516
Other current assets	30,751	31,571	489
Unbilled revenues	45,095	46,509	720
Investments	292,030	317,718	4,917
Current tax assets	9,804	8,526	132
Derivative assets	9,747	5,233	81
Cash and cash equivalents	52,710	54,317	841

Total current assets	538,898	565,262	8,749

TOTAL ASSETS	793,516	830,595	12,855

EQUITY
Share capital	4,861	9,731	151
Share premium	469	2,043	32
Retained earnings	490,930	506,940	7,844
Share based payment reserve	3,555	2,151	33
Other components of equity	20,489	19,850	307

Equity attributable to the equity holders of the Company	520,304	540,715	8,367
Non-controlling interest	2,391	2,439	38

Total equity	522,695	543,154	8,405

LIABILITIES
Long—term loans and borrowings	19,611	32,487	503
Deferred tax liabilities	6,614	7,630	118
Derivative liabilities	2	—	—
Non-current tax liabilities	9,547	8,545	132
Other non-current liabilities	5,500	4,429	69
Provisions	4	2	—

Total non-current liabilities	41,278	53,093	822

Loans, borrowings and bank overdrafts	122,801	113,712	1,760
Trade payables and accrued expenses	65,486	73,905	1,146
Unearned revenues	16,150	15,921	246
Current tax liabilities	8,101	12,083	187
Derivative liabilities	2,708	2,626	41
Other current liabilities	13,027	14,911	230
Provisions	1,270	1,190	18

Total current liabilities	229,543	234,348	3,628

TOTAL LIABILITIES	270,821	287,441	4,450

TOTAL EQUITY AND LIABILITIES	793,516	830,595	12,855

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

	Three Months ended June 30,
	2016	2017	2017
			Convenience translation into US dollar in millions (unaudited) Refer footnote 1 on Page 1
Gross revenues	135,992	136,261	2,109
Cost of revenues	(96,389)	(97,111)	(1,503)
Gross profit	39,603	39,150	606
Selling and marketing expenses	(10,141)	(10,146)	(157)
General and administrative expenses	(7,599)	(7,264)	(112)
Foreign exchange gains/(losses), net	984	353	5
Results from operating activities	22,847	22,093	342
Finance expenses	(1,336)	(1,474)	(23)
Finance and other income	5,200	6,200	96
Share of profits/(loss) of equity accounted investee		(1)
Profit before tax	26,711	26,818	415
Income tax expense	(6,122)	(5,994)	(93)

Profit for the period	20,589	20,824	322

Attributable to:
Equity holders of the company	20,518	20,765	321
Non-controlling interest	71	59	1

Profit for the period	22,073	20,824	322

Earnings per equity share:
Attributable to equity share holders of the company
Basic	4.17	4.29	0.07
Diluted	4.16	4.28	0.07
Weighted average number of equity shares used in computing earnings per equity share
Basic	4,914,727,772	4,845,115,238	4,845,115,238
Diluted	4,926,794,736	4,851,070,943	4,851,070,943
Additional Information
Segment Revenue
IT Services Business Units
BFSI	33,630	34,934	541
HLS	19,928	19,150	296
CBU	20,725	20,535	318
ENU	17,356	17,464	270
MNT	29,538	29,342	454
COMM	9,911	8,831	137

IT SERVICES TOTAL	131,088	130,256	2,016
IT PRODUCTS	5,930	6,343	98
RECONCILING ITEMS	(42)	15	—

TOTAL	136,976	136,614	2,114

Segment Result
IT Services Business Units
BFSI	6,994	5,441	85
HLS	2,855	2,734	42
CBU	3,775	2,934	45
ENU	3,025	3,651	57
MNT	5,954	5,175	81
COMM	1,502	1,449	22
OTHERS	—	—	—
UNALLOCATED	(837)	532	8

TOTAL IT SERVICES	23,268	21,916	340
IT PRODUCTS	(368)	31	—
RECONCILING ITEMS	(53)	146	2

TOTAL	22,847	22,093	342

FINANCE EXPENSE	(1,336)	(1,474)	(23)
FINANCE AND OTHER INCOME	5,200	6,200	96
SHARE OF PROFIT/(LOSS) OF EQUITY ACCOUNTED INVESTEE		(1)	—

PROFIT BEFORE TAX	26,711	26,818	415
INCOME TAX EXPENSE	(6,122)	(5,994)	(93)

PROFIT FOR THE PERIOD	20,589	20,824	322

Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

The Company is organized by the following operating segments; IT Services and IT Products.

The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. The industry verticals are as follows: Banking,Financial Services and Insurance (BFSI), Healthcare & Lifesciences (HLS), Consumer Business Unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing & Technology (MNT), Communications (COMM). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.In the IT Products segment, the Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware products, software licenses and other related deliverables.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three Months ended June 30,2017
IT Services Revenue as per IFRS	$1,971.7	IT Services Revenue as per IFRS	$1,971.7
Effect of Foreign currency exchange movement	$(12.1)	Effect of Foreign currency exchange movement	$24.2

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$1,959.6	Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	$1,995.9